EXHIBIT 99.6

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in notes 1(i) and 1(m) to the financial statements. Our report to the shareholders dated November 10, 2004, except as to note 20, which is as of November 18, 2004, incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Vancouver, Canada
November 10, 2004, except as to note 20, which is as of November 18, 2004